                                                                                      January 24, 2012

VIA EDGAR TRANSMISSION AND U.S. MAIL

Mr. Rufus Decker Accounting Branch Chief United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 4631 Washington, D.C. 20549-4631

RE:	Elizabeth Arden, Inc.
Form 10-K for the Year ended June 30, 2011 - Filed August 16, 2011
Form 10-Q for the Quarter ended September 30, 2011 - Filed November 4, 2011
File No. 1-6370

Dear Mr. Decker:

         This letter sets forth the responses of Elizabeth Arden Inc. ("Elizabeth Arden" or the "Company" or "we" or "our") to the comments of the staff of the Securities and Exchange Commission (the "Commission") contained in a letter to the Company dated January 9, 2012. For ease of reference, each comment in the Commission's letter is printed below and followed by the Company's response.

Form 10-K for the Fiscal Year Ended June 30, 2011 (the "Form 10-K")

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be in your future filings.

Company Response

We note the instructions regarding future filings. Our proposed revisions are set forth in this letter and will be contained in future filings, as appropriate, but are subject to change based on facts and circumstances at the time we make future filings.

Mr. Rufus Decker
January 24, 2012

Item 8 - Financial Statements and Supplementary Data, page 48

Note 12 - Income Taxes, page 70

2.

You disclose on page 36 that the increase in the effective tax rate in the current year period as compared to the prior year period was partially due to a shift in the ratio of earnings contribution between jurisdictions that have different tax rates. Given that you generate a significant amount of income before taxes from locations outside of the United States and a significant portion of your provision (benefit) for income taxes is also composed of non-U.S. amounts, please tell us what countries comprise a material amount of your foreign taxes and whether you generate a disproportionate amount of taxable income in countries with very low tax rates.

Company Response

On page 36 of the Form 10-K, we disclosed that the increase in the effective tax rate in the current year period, as compared to the prior year, was mainly due to (i) higher earnings contributions from our domestic operations in the current year period, as compared to the prior year period, and (ii) a shift in the ratio of earnings contribution between jurisdictions that have different tax rates. We also disclosed, among other things, our pre-tax income from domestic and foreign sources, the fact that our domestic operations are tax-effected at a higher rate than our foreign operations and in Note 12 to the Consolidated Financial Statements, the taxes related to each of our domestic and foreign taxable income.

Our foreign taxes result primarily from taxable income earned in the following jurisdictions: Switzerland, South Africa, Australia, New Zealand, UK, Canada and Spain. Each of these jurisdictions has a statutory tax rate lower than our U.S. statutory tax rate of 39.7% (including state taxes). A substantial portion of our consolidated taxable income is typically generated in Switzerland, where our international operations are headquartered and managed, and is taxed at a significantly lower effective tax rate than our domestic taxable income.

To the extent applicable, we propose to include language comparable to the following in our discussion of income taxes in Management's Discussion and Analysis in our future filings, beginning with our Form 10-Q for the quarter ended December 31, 2011:

Provision for Income Taxes. The pre-tax income from our domestic and international operations consisted of the following for the three months ended December 31, 2011 and 2010:

(Amounts in thousands)	Three Months Ended

	December 31, 2011			December 31, 2010

Domestic pre-tax income	$	XX,XXX		$	XX,XXX
Foreign pre-tax income		XX,XXX			XX,XXX

Total income before income taxes	$	XX,XXX		$	XX,XXX

Effective tax rate		XX.X	%		XX.XX	%

Mr. Rufus Decker
January 24, 2012

          For interim reporting, our effective tax rate is based on our expected full year reported earnings and anticipated earnings contribution by tax jurisdiction. As facts and circumstances change during the fiscal year which could impact the full year expected earnings or the earnings contribution by tax jurisdiction, the effective tax rate is adjusted in the period in which such changes become known. Additionally, discrete items which could impact the effective tax rate are reported in the interim period incurred.

          The effective tax rate in the current year period was relatively flat as compared to the prior year period. The effective tax rate for the prior year period shown above was based on our expectation of full year earnings contributions from our domestic and foreign operations as of December 31, 2010. Discrete items did not have a material impact on the effective tax rates for the three months ended December 31, 2011 and 2010. The effective tax rate for the full fiscal year ended June 30, 2011 was 17.4%.

          A substantial portion of our consolidated taxable income is typically generated in Switzerland, where our international operations are headquartered and managed, and is taxed at a significantly lower effective tax rate than our domestic taxable income. As a result, any material shift in the relative proportion of our consolidated taxable income that is generated between the United States and Switzerland could have a material effect on our consolidated effective tax rate. We currently expect our effective tax rate for the year ending June 30, 2012 to be higher than the prior year's effective tax rate due to higher forecasted full year earnings contribution from our domestic operations in the current fiscal year.

Note 18- Segment Data and Related Information, page 83

3.

You disclose that commencing July 1, 2010 your operations and management reporting structure were reorganized into two reportable segments: North America and International. It is unclear what your operating segments are and whether operating segments have been aggregated to arrive at these two reportable segments. Please tell us and revise your disclosure to clarify what your operating segments are and whether any operating segments have been aggregated to arrive at two reportable segments. See ASC 280- 10- 50- 21.a. If you aggregated operating segments in arriving at one or more of your reportable segments, please also provide us with the analysis you performed in determining the requirements of ASC 280-10-50-11 were met.

Company Response

The Company does not aggregate any operating segments to arrive at its reportable segments.

Prior to July 1, 2010, we were organized into three operating segments, North America Fragrance, International and Other. As a result of an internal reorganization of our management and reporting structure, effective July 1, 2010, the operating segment that previously sold Elizabeth Arden fragrance, cosmetic and skin care products in prestige department stores in the United States and through the Red Door beauty salons, known as our Other segment, was consolidated with the North America Fragrance operating segment to create the North America operating segment. As part of this reorganization, our Executive Vice President -- General Manager, North America Fragrances assumed responsibility for the operating results of the Other operating segment effective July 1, 2010, and the executives previously responsible for the financial results of the

Mr. Rufus Decker
January 24, 2012

Other operating segment were reassigned to other functions or realigned to report directly to such Executive Vice President, and his title was changed to "Executive Vice President -- General Manager, North America." Since this internal reorganization our Chief Executive Officer, who is our chief operating decision maker, regularly receives and reviews separate operational results for the North America and International segments, but no longer regularly receives or reviews separate operational results or information relating to the business operations that previously comprised the Other segment. Accordingly, since July 1, 2010, we have had only two operating segments, North America and International, and these two operating segments comprise our reporting segments.

In future filings we propose to clarify our disclosure by stating the following:

The Company's operations are organized into the following two operating segments, which also comprise the Company's reportable segments:

North America - The North America segment sells the Company's portfolio of owned, licensed and distributed brands, including the Elizabeth Arden products, to department stores, mass retailers and distributors in the United States, Canada and Puerto Rico, and also includes the Company's direct to consumer business, which is composed of the Elizabeth Arden branded retail outlet stores and the Company's global e-commerce business. This segment also sells the Elizabeth Arden products through the Red Door beauty salons, which are owned and operated by an unrelated third party that licenses the Elizabeth Arden and Red Door trademarks from the Company for use in its salons.

International - The International segment sells the Company's portfolio of owned and licensed brands, including the Elizabeth Arden products, in approximately 100 countries outside of North America to perfumeries, boutiques, department stores, travel retail outlets and distributors.

Form 10-Q for the Period Ended September 30, 2011 (the "Form 10-Q")

General

4.	Please address the above comments in your interim filings as well, as applicable.

Company Response

Where applicable, we will incorporate our responses to the Commission's comments in our future interim filings.

Item 4 - Controls and Procedures, page 27

5.	Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter. See Item 308 of Regulation S-K

Company Response

          There were no changes in our internal control over financial reporting during the quarter ended September 30, 2011 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting, and the absence of such disclosure in our Form 10-Q was an oversight.

Mr. Rufus Decker
January 24, 2012

         Based upon the responses provided and the incorporation of certain additional disclosure items in our future filings as noted herein, we believe that the Company has satisfied the Commission's requests.

         The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct additional questions or comments to me at (203) 462-5739 or at stephen.j.smith@elizabetharden.com. My fax number is (203) 462-5798.

Very truly yours,

/s/ Stephen J. Smith
Stephen J. Smith Executive Vice President and Chief Financial Officer